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Exhibit 4.4

STOCK OPTION

AGREEMENT, made July 16, 2003, also known as the "date of grant", by and between Gexa Corp., a Texas corporation, hereinafter referred to as the "Company" and NEIL LEIBMAN, an individual, hereinafter referred to as tile "Optionee".

WITNESSETH:

WHEREAS, pursuant to the resolution adapted by the Board of- Directors of the Company. the Company has agreed to grant to the Optionee and Option to purchase shares of common stock of the Company at the prices per snare hereinafter set forth, such option to be for the term and upon the terms and conditions hereinafter stated,

NOW THEREFORE, in good consideration of the promises, the mutual covenants herein contained and other good and valuable consideration, the parties hereto agree as follows:

        1.     Option. The Company hereby grants to the Optionee the right and option (hereinafter referred to as the "Option") to purchase all or any part of an aggregate of 150,000 shares of common stock of the Company (hereinafter referred to as the "Shares") on the terms and conditions herein set forth.

        2.     Term. Tile term of the Option shall commence on the date first above written and shall expire at 5:00 CST ten (10) years from the date of grant first above written.

        3.     Purchase Price. Tile purchase price of the Option shall be $1.50 per each share covered by the Option. The options shall vest as follows: 33.4% on the date of grant and 33.3% on each of the first and second anniversary date of grant.

        4.     Securities to be Unregistered. Both tile Option and the Shares covered by the Option shall be "unregistered securities" as defined for the General Rules and Regulations tinder the Securities Act of 1933, as amended (tile "Act").

        5.     Exercise. The Option shall be exercisable in whole or in part at any tinge and from tinge to time during the terns Of the Option by written notice delivered to the Company at 24 Greenway Plaza, Suite 1826, Houston, Texas 77046. The notice shall state the number of' Shares with respect to which the Option is being exercised, shall be signed by the Optionee and shall be accompanied by payment. "I-he Option shall not be exercised at any time when its exercise or tile delivery of the Shares referred to in the notice would be a violation of' any law, governmental regulation or ruling. The Option shall be exercisable only, by the Optionee.

        6.     Assignment and Transfer. Tile Option and the rights and obligations of parties hereunder shall inure to the benefit of and shall be binding upon their Successors and assigns.

        7.     Optionee as Shareholder. Optionee shall have all rights as a shareholder with respect to the Shares covered by the Option on and Subsequent to the date of issuance of a stock certificate or stock certificates to it. Adjustments will be made for dividends or other rights with respect to which the record date is on or subsequent to the date such stock certificates were issued.

        8.     Adjustments for Changes in Capital Structure. In the event of a change in the capital structure of the Company as a result of' any stock dividend, stock split, combination or reclassification of shares. recapitalization or consolidation of, the number of shares covered by the Option shall he appropriately adjusted to ensure the same absolute benefit to the Optionee.

        9.     Notices. All notices required or permitted to be given under this option shall be sufficient if in writing and delivered or sent by registered or certified mail to the principal office of each party.

        10.   Governing Law. The Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

IN WITNESS WHEREOF, the parties have executed this instrument on the day and year first written above.

GEXA CORP.
/s/ Neil Leibman Neil Leibman, Chairman

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  Exhibit 4.4
STOCK OPTION